UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar.com - 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On November 8, 2019, Despegar.com, Corp. held its 2019 annual general meeting of shareholders in Buenos Aires, Argentina. Shareholders accounting for 47,213,278 of the Company’s shares, which represented 73.21% of the Company’s outstanding shares, were present in person or by proxy, representing a quorum. At the meeting, Martin Rastellino and Mario Eduardo Vázquez were re-elected as Class II Directors of the Company, holding office for a three-year term until the conclusion of the Company’s annual meeting in the calendar year 2022. Mr. Rastellino received 34,031,636 “for” votes, 11,996,536 “against” votes and 1,185,106 abstentions. Mr. Vázquez received 43,963,418 “for” votes, 2,912,979 “against” votes and 336,881 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2019

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel and Secretary